UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

10 November 2023

Commission File Number:  001-10691

DIAGEO plc
(Translation of registrant’s name into English)

16 Great Marlborough Street, London, United Kingdom, W1F 7HS
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   X                                                                  Form 40-F

Diageo PLC – Diageo issues trading update
Dated 10 November 2023

This announcement contains inside information

Diageo issues trading update due to a weaker performance outlook in Latin America and Caribbean and updated medium term guidance ahead of 2023 Capital Markets Event

10 November 2023, London, UK: On 28 September 2023, Diageo issued a trading statement which stated that our outlook for fiscal 24 had not changed since 1 August 2023. At that time, our expectation for the group was for the first half of fiscal 24 to see a gradual improvement in organic net sales growth from the second half of fiscal 23.

We have momentum continuing in four of our five regions, however at the group level, in the first half of fiscal 24, we now expect to see slower growth than the second half of fiscal 23. This is due to a materially weaker performance outlook in Latin America and Caribbean (LAC), which is nearly 11% of Diageo's net sales value (fiscal 23), and is now expected to decline organic net sales by more than 20%, year-on-year, in the first half of fiscal 24.

In other regions:
●       Currently, in North America, we expect gradual improvement in organic net sales growth in the first half of fiscal 24 of compared to the second half of fiscal 23, while maintaining distributor inventory in line with historical levels.
●       We also expect to see improvement in the rate of net sales growth in Africa in the first half of fiscal 24 compared to the second half of fiscal 23.
●       In Europe and Asia Pacific, we see continued momentum, albeit slower than in the second half of fiscal 23. In Europe, growth continues to be strong despite geopolitical tensions escalating in the Middle East, where we are a leading spirits company. In Asia Pacific, we continue to see momentum with good growth, despite slower than expected recovery in China.

LAC is lapping very strong 20% organic net sales growth, versus the first half of fiscal 23. Macroeconomic pressures in the region are resulting in lower consumption and consumer downtrading. These impacts are slowing down progress in reducing channel inventory to appropriate levels for the current environment. Despite slowing category growth, our business continues to win share in most markets, within the categories we participate in.

We now expect organic operating profit growth for the first half of fiscal 24 to decline compared to the first half of fiscal 23, primarily due to LAC's declining net sales, increased trade investment, lower operating leverage and adverse mix resulting from downtrading. Across other regions, we expect to continue to invest additional A&P ahead of net sales. We expect that there will be continued, albeit moderating, cost inflation, which will be partially offset by pricing actions.

Looking ahead to the second half of fiscal 24, at the Group level, we expect to see a gradual improvement in organic net sales and organic operating profit growth from the first half of fiscal 24 while we continue to invest in marketing, and in the business, to drive long-term sustainable growth.

Diageo's advantaged portfolio will drive sustainable long-term growth

We continue to believe in the fundamental strength of our business and expect to deliver organic net sales growth between 5 and 7% over the medium term. We expect operating profit to grow broadly in line with organic net sales growth, while we continue to invest behind our brands. Over time, as inflation moderates and productivity from our supply agility program flow through, we expect operating profit to grow ahead of organic net sales growth. We will continue to leverage our scale to drive accelerated productivity savings and benefit from operating leverage, premiumisation and revenue growth management.

Our confidence in our medium-term guidance is underpinned by our participation in the attractive segment of International Spirits, which is growing ahead of TBA, sourcing from Beer and Wine; our advantaged portfolio and footprint which enables us to grow ahead of spirits; and the investments we will continue to make to grow share.

While we expect operating environment challenges to persist, with ongoing cost pressure and geopolitical and macroeconomic uncertainty, we will move with speed and agility and continue to invest in marketing and innovation. We firmly believe the strength of our portfolio, our diversified footprint and our deep consumer insights will drive sustainable long-term growth and generate value for shareholders.

Conference Call details and Capital Markets Event

At 8:00 am UKT, Diageo's Chief Executive, Debra Crew and Chief Financial Officer, Lavanya Chandrashekar will host a 30-minute conference call for the investment community. A transcript of the call will be accessible from Diageo's Investor Relations website.

In addition, the company will host a Capital Markets Event on Wednesday 15 November 2023 where our Executive leadership team will share our confidence in our medium-term guidance and showcase our advantaged portfolio and footprint, our superior consumer understanding, brand building and digital capabilities. Details of how to access the webcast and materials will be available on Diageo.com.

Currency Update

On 1 August 2023, Diageo announced a move in functional and presentation currency from sterling to US dollar. We are not providing specific guidance in relation to foreign exchange for fiscal 24. However, using current spot exchange rates of $1=£1.24 and $1=€1.07, and applying them to last year's P&L profile, we would see a negative impact on net sales of approximately $120m and a positive impact on operating profit of approximately $35m.

Tom Shropshire, General Counsel and Company Secretary, is responsible for arranging the release of this announcement on behalf of Diageo.

ENDS

For further information please contact:

Investor relations:
Durga Doraisamy                                                                +44 (0) 7902 126 906
Andy Ryan                                                                          +44 (0) 7803 854 842
investor.relations@diageo.com

Media relations:
Rebecca Perry                                                                     +44 (0) 7590 809101
Clare Cavana                                                                       +44 (0) 7751 742 072
Isabel Batchelor                                                                  +44 (0) 7731 988 857
press@diageo.com

About Diageo

Diageo is a global leader in beverage alcohol with an outstanding collection of brands including Johnnie Walker, Crown Royal, JeB and Buchanan's whiskies, Smirnoff, Cîroc and Ketel One vodkas, Captain Morgan, Baileys, Don Julio, Tanqueray and Guinness.

Diageo is a global company whose products are sold in more than 180 countries around the world. The company is listed on both the London Stock Exchange (DGE) and the New York Stock Exchange (DEO). For more information about Diageo, our people, our brands, and performance, visit us at www.diageo.com. Visit Diageo's global responsible drinking resource, www.DRINKiQ.com, for information, initiatives and ways to share best practice.

Celebrating life, every day, everywhere.

Cautionary statement concerning forward-looking statements

This document contains 'forward-looking' statements. These statements can be identified by the fact that they do not relate only to historical or current facts. In particular, forward-looking statements include all statements that express forecasts, expectations, plans, outlook, objectives and projections with respect to future matters, including trends in results of operations, margins, growth rates, overall market trends, the impact of changes in interest or exchange rates, the availability or cost of financing to Diageo, anticipated cost savings or synergies, expected investments, the completion of any strategic transactions or restructuring programmes, anticipated tax rates, changes in the international tax environment, expected cash payments, outcomes of litigation or regulatory enquiries, anticipated changes in the value of assets and liabilities related to pension schemes and general economic conditions. In this document such statements include, but are not limited to, information related to Diageo's fiscal 24 outlook, Diageo's medium-term guidance for fiscal 23 to fiscal 25, and any other statements relating to Diageo's performance for the year ending 30 June 2024 or thereafter. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements, including factors that are outside Diageo's control. Any forward-looking statements made by or on behalf of Diageo speak only as of the date they are made. Diageo does not undertake to update forward-looking statements to reflect any changes in Diageo's expectations with regard thereto or any changes in events, conditions or circumstances on which any such statement is based.

An explanation of non-GAAP measures, including organic movements, is set out on pages 232-239 of Diageo's Annual Report for the year ended 30 June 2023.

Diageo plc LEI: 213800ZVIELEA55JMJ32

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Diageo plc
(Registrant)

Date: 10 November 2023

By:___/s/ James Edmunds

James Edmunds
Deputy Company Secretary